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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)*

               PROFESSIONAL LEASE MANAGEMENT INCOME FUND I, L.L.C.
                                (NAME OF ISSUER)

                                  CLASS A UNITS
                         (TITLE OF CLASS OF SECURITIES)

                                       N/A
                                 (CUSIP NUMBER)

                                 James A. Coyne
                                 200 Nyala Farms
                               Westport, CT 06880
                                 (203) 301-0555
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy to:

                                Michael J. Choate
                        111 East Wacker Drive, Suite 2800
                             Chicago, Illinois 60601
                                 (312) 836-4066

                                  July 13, 2006

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         East River Capital II, LLC / I.R.S. Identification No. 20-4924699

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3)       SEC Use Only

4)       Source of Funds: WC, AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)       Citizenship or Place of Organization: Delaware, United States of
         America

Number of Shares Beneficially Owned by Each Reporting Person With:

7)       Sole Voting Power          333,191

8)       Shared Voting Power        0

9)       Sole Dispositive Power     333,191

10)      Shared Dispositive Power   0

11)      Aggregate Amount Beneficially Owned by Each Reporting Person: 333,191

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)      Percent of Class Represented by Row (11): 6.7%

14)      Type of Reporting Person: OO - Limited Liability Company


                                       2
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1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         James A. Coyne

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3)       SEC Use Only

4)       Source of Funds: AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization: Connecticut, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7)       Sole Voting Power          333,191 (as manager of East River
                                            Capital II, LLC)

8)       Shared Voting Power        0

9)       Sole Dispositive Power     333,191 (as manager of East River
                                            Capital II, LLC)

10)      Shared Dispositive Power   0

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 333,191 (as manager of East River Capital II, LLC)

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)      Percent of Class Represented by Row (11): 6.7%

14)      Type of Reporting Person: IN



                                       3
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1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         East River Capital, LLC

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3)       SEC Use Only

4)       Source of Funds: WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)       Citizenship or Place of Organization: Delaware, United States of
         America

Number of Shares Beneficially Owned by Each Reporting Person With:

7)       Sole Voting Power          333,191 (as sole member of East River
                                              Capital II, LLC)

8)       Shared Voting Power        0

9)       Sole Dispositive Power     333,191 (as sole member of East River
                                            Capital II, LLC)

10)      Shared Dispositive Power   0

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 333,191 (as sole member of East River Capital II, LLC)

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)      Percent of Class Represented by Row (11): 6.7%

14)      Type of Reporting Person: OO - Limited Liability Company


                                       4
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1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         East River, LLC

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]

3)       SEC Use Only

4)       Source of Funds: AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)       Citizenship or Place of Organization: Delaware, United States of
         America

Number of Shares Beneficially Owned by Each Reporting Person With:

7)       Sole Voting Power          333,191 (as an affiliate entity, which East
                                            River, LLC is the manager of East
                                            River Capital, LLC)

8)       Shared Voting Power        0

9)       Sole Dispositive Power     333,191 (as an affiliate entity,  which East
                                            River, LLC is the manager of East
                                            River Capital, LLC)

10)      Shared Dispositive Power   0

11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
         333,191(as an affiliate entity, which East River, LLC is the manager of East River Capital, LLC)

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)      Percent of Class Represented by Row (11): 6.7%

14)      Type of Reporting Person: OO - Limited Liability Company


                                       5
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ITEM 1.       SECURITY AND ISSUER

Class A Units (the "UNITS").

Professional Lease Management Income Fund I, L.L.C. (the "ISSUER") 405 Lexington Avenue, 67th Floor
New York, NY  10174

ITEM 2.       IDENTITY AND BACKGROUND.

         (a) - (c)

         This Statement is being filed by East River Capital II, LLC, a Delaware limited liability company ("ERC II"). East River Capital, LLC, a Delaware limited liability company ("ERC"), is the sole member of ERC
         II. ERC is managed by East River, LLC, a Delaware limited liability company ("EAST RIVER"). James A. Coyne is the manager of both ERC II and East River and is the sole member of both ERC and East River. Mr. Coyne, ERC II, ERC and East River are collectively referred to herein as the "REPORTING PERSONS." The principal business address of the Reporting Persons is 200 Nyala Farms, Westport, CT 06880. ERC II is a newly formed Delaware limited liability company organized solely for the purpose of purchasing Units of the Issuer. In addition to acting as the manager of ERC II and East River, Mr. Coyne has served as president and chief executive officer of PLM International Inc. ("PII") since August 2002 and has been a member of its board of directors since February 2001. Since 1997, Mr. Coyne also has served as president and a member of the board of directors of Semele Group, Inc.

         (d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

(f)               Mr. Coyne is a citizen of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ERC II acquired the Units that are the subject of this filing as a result of a tender offer made pursuant to the terms of the tender offer statement on Schedule TO (the "TENDER OFFER") filed with the U.S. Securities and Exchange Commission (the "SEC") on May 10, 2006, as amended on May 31, 2006, June 9, 2006, June 29, 2006 and July 13, 2006. In the Tender Offer, ERC II offered to purchase up to 2,435,943 Units at a purchase price equal to $2.25 per Unit, in cash, less the amount of any distributions declared or made with respect to the Units between May 10, 2006 and the expiration date, as extended, of June 26, 2006. The Offer resulted in the tender and acceptance for payment by ERC II of a total of 333,191 Units, or approximately 6.7% of the total outstanding Units of the Issuer. On May 25, 2006, the Issuer filed a current report on Form 8-K that announced a cash distribution of $1.20 per Unit payable on June 15, 2006 to unitholders of record as of May 25, 2006. Therefore, unitholders who tendered Units received a purchase price equal to $1.05 per Unit ($2.25 per Unit less the amount of the distribution of $1.20 per Unit). ERC, the sole member of ERC II, agreed to contribute all amounts needed to fund the purchase of the Units.

                                       6
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ITEM 4.       PURPOSE OF TRANSACTION.

The Reporting Persons reserve the right to acquire additional shares of the capital stock of the Issuer, to dispose of shares of the capital stock of the Issuer or to formulate other purposes, plans or proposals deemed advisable regarding the Issuer. None of the Reporting Persons have plans or proposals with regard to any events specified in (a) through (j) of this Item 4.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of July 13, 2006, the number of Units beneficially owned by the Reporting Persons is 333,191 or approximately 6.7% of the outstanding Units.

         (b) The Reporting Persons have sole voting and dispositive power with respect to 333,191 Units.

         (c)      None.

         (d)      None.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Reference is made to the disclosures set forth in Items 3, 4 and 5 of this
Schedule 13D, which disclosure is incorporated herein by reference. Mr. Coyne was the president and chief executive officer of PLM Financial Services, Inc., the manager of the Issuer (the "MANAGER"), until the Manager's parent company, PII, sold the Manager to AMA CP Fund I Inc. ("AMA") on November 18, 2005. Mr. Coyne continues to act as the president of PII, which performs administrative services for the Issuer as part of a transition services agreement entered into at the time of the sale. These administrative services consist of: coordination of tax preparation and reporting; data processing; accounting services; records retention; coordination of audit; treasury and cash management services; and coordination of insurance renewals. Mr. Coyne also occasionally advises the Issuer on aircraft matters. In the course of PII performing its duties under the transition services agreement, Mr. Coyne has frequent contact with representatives of the Manager, most notably, Rick Brock, the chief financial officer of the Manager and PII. These discussions relate primarily to general administrative issues. Except as otherwise disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Joint Filing Agreement, dated July 21, 2006, by and among each of the Reporting Persons.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2006             EAST RIVER CAPITAL II, LLC, a Delaware
                                  limited liability company

                                       /s/ JAMES A. COYNE
                                       -----------------------------------------
                                  By:  James A. Coyne
                                  Its: Manager


                                  EAST RIVER CAPITAL, LLC, a Delaware
                                  limited liability company

                                  By:  East River LLC, a Delaware limited
                                       liability company
                                  Its: Manager

                                       /s/ JAMES A. COYNE
                                       -----------------------------------------
                                     By:  James A. Coyne
                                     Its: Manager


                                  EAST RIVER, LLC, a Delaware
                                  limited liability company

                                       /s/ JAMES A. COYNE
                                       -----------------------------------------
                                  By:  James A. Coyne
                                  Its: Manager


                                  /s/ JAMES A. COYNE
                                  ----------------------------------------------
                                   James A. Coyne

                                       8

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                       SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated:     July 21, 2006          EAST RIVER CAPITAL II, LLC, a Delaware
                                  limited liability company

                                       /s/ JAMES A. COYNE
                                       -----------------------------------------
                                  By:  James A. Coyne
                                  Its: Manager


                                  EAST RIVER CAPITAL, LLC, a Delaware
                                  limited liability company

                                  By:  East River LLC, a Delaware limited
                                       liability company
                                  Its: Manager
                                                  /s/ JAMES A. COYNE
                                                 -------------------------------
                                       By:       James A. Coyne
                                       Its:      Manager


                                  EAST RIVER, LLC, a Delaware
                                  limited liability company

                                       /s/ JAMES A. COYNE
                                       -----------------------------------------
                                  By:  James A. Coyne
                                  Its: Manager


                                  /s/ JAMES A. COYNE
                                  ----------------------------------------------
                                  James A. Coyne